REG TECHNOLOGIES INC.

www.regtech.com

REGI U.S., INC.
www.regiinc.com

#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616

NEWS RELEASE

REGI U.S., Inc. (“REGI” or “RGUS”)
Reg Technologies Inc. (“Reg” or “RRE.V” or “REGRF”)

REG TECHNOLOGIES INC. & REGI U.S., INC.
COMPLETE RADMAX™ DRIVE SHAFT

For Immediate Release: November 22, 2011. Vancouver, BC – REGI U.S., Inc. (OTC BB: RGUS, Frankfurt Stock Exchange: RGJ) and Reg Technologies Inc. (TSX Venture Exchange: RRE.V, OTC BB: REGRF) are pleased to announce that they have completed fabrication of the RadMax™ drive shaft for the demonstration model.

Robert Grisar, Vice President of Engineering for REGI U.S., Inc. said, "The drive shaft is similar to a crank shaft in a reciprocating engine as it delivers rotational power to the transmission, however, the center is hollow and provides a path for oil to cool rotating components. The drive shaft works in conjunction with the rotary union (see news release of September 29, 2011).

The detailed thermodynamic analysis of the patented RadMax engine was performed last year in conjunction with Belcan Engineering Services of Phoenix, AZ. As a result, a design decision was finalized to create a hollow drive shaft to provide a means to lubricate internal rotating components. Without this device, the internal engine heat would make adoption of aluminum components impossible. By reducing heat, and weight, this leads to enhanced fuel economy in every RadMax™ application.

The drive shaft features include mounting provisions for the Rotary Union, Shaft Lock Nut which preloads the Rotor, main bearings, and tight pilots for securing the rotor in position. It includes key slots for securing the load to RadMax (such as a transmission).

This fabrication of the drive shaft was one of the steps that were described in the RadMax™ test and certification process presented in our March 8, 2011 news release.

A picture of the drive shaft is available on the Companies’ respective websites at www.regtech.com (Reg Technologies Inc.) and www.regiinc.com (REGI U.S., Inc.). The following is the direct link:

Regtech: http://www.regtech.com/images/news2011nov.jpg http://www.regtech.com/images/news2011nov2.jpg

Regi: http://www.regiinc.com/images/news2011nov.jpg http://www.regiinc.com/images/news2011nov2.jpg

Subject to adequate financing following fabrication, we plan to build 2 assembly fixtures (1) for aligning major components to drive shaft, and (2) installing vanes through seals in oil coolers. Then we will perform assembly.

ABOUT REGI U.S., INC. AND REG TECHNOLOGIES INC.

Reg Technologies Inc. and REGI U.S., Inc. are developing for commercialization an improved axial vane type rotary engine known as the Rand Cam™/RadMax™ rotary technology used in the revolutionary design of lightweight and high efficiency engines, compressors and pumps. The RadMax™ engine has only two unique moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This innovative design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The RadMax™ engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel. For more information, please visit www.regtech.com or www.regiinc.com.

ON BEHALF OF THE BOARD OF DIRECTORS

REGI U.S., Inc. "John Robertson" John Robertson President	Reg Technologies Inc. "John Robertson" John Robertson President
Contacts: REGI U.S., Inc. and Reg Technologies Inc.
John Robertson, 1-800-665-4616

READER ADVISORY

Statements in this press release regarding the business of Reg Technologies Inc. and REGI U.S, Inc. (together the “Companies’”) which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, certain of which are beyond the Companies' control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: the impact of competitive products and pricing, the Companies' dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Companies or develop or license other functionally equivalent technologies; financing requirements; changes in laws, rules and regulations applicable to the Companies and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Companies’ actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in Reg Technologies’ financial statements, management discussion and analysis and material change reports filed with the Canadian Securities Administrators and available at www.sedar.com, and its Form 20-F filed with the United States Securities and Exchange Commission at www.sec.gov, and REGI’s Form 10-KSB annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Companies or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Companies do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.